FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the period from June 11, 2002 to June 18, 2002

Metallica Resources Inc.

(Translation of registrant's name into English)

36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLICA RESOURCES INC.

By: [signature]

Name: Bradley J. Blacketor
Title: Chief Financial Officer

Dated: June 18, 2002

The following attached documents are filed under this Form 6-K:

Exhibit A: Metallica Resources Inc. press release dated June 18' 2002
Exhibit B: Metallica Resources Inc. material change report dated June 18, 2002.

Exhibit A

PRESS RELEASE

METALLICA
RESOURCES INC

Press Release No. 02-07

METALLICA RESOURCES ANNOUNCES DRILL RESULTS FOR THE EL MORRO PROJECT

Toronto, Ontario – June 18, 2002 - Metallica Resources Inc. (TSE: MR, OTC BB: METLF) is pleased to report final results from the 2002 Andean summer drilling program at the El Morro copper-gold project in Chile. This season a total of 15,368 meters were drilled in 40 holes. Included in this drilling were 19 diamond drill holes totaling 8,996 meters and 21 reverse circulation rotary (RVC) holes totaling 6,372 meters. Previous press releases (Press Release No. 02-04 of April 8, 2002 and Press Release No. 02-06 of May 7, 2002) have reported a total of 9,442 meters in ten core holes and 15 RVC holes. This press release presents results of the remaining nine diamond drill core and six RVC holes.

This year's drilling at La Fortuna has extended the high-grade zone of approximately 600 meters by 800 meters (Press Release No. 01-06 of September 24, 2001) to the north and at depth as well as expanded the secondary copper blanket to the north and northwest of the high-grade zone. The secondary blanket has been extended over an area of approximately one kilometer in length, between 300 and 600 meters in width and has a thickness of approximately 50 meters.

Of particular note in this set of results is hole DDHF-41 in the high-grade zone. This hole intersected 484 meters of primary mineralization grading 0.66 percent copper and 0.91 grams of gold per tonne from 120 to 604 meters. Included in this interval are 268 meters grading 0.78 percent copper and 1.12 grams of gold per tonne. Holes DDHF-32 and DDHF-43 further delineate the presence of the secondary blanket to the north and northwest of the high-grade zone.

An updated set of drill maps and cross sections is available on Metallica's website at www.metal-res.com.

Significant intercepts from the three core holes in, and around, the high-grade zone are as follows:

Drill Hole Results						
Hole No.	**From (m)**	**To (m)**	**Length(m)**	**Cu %**	**Au g/t**	**Comments**
DDHF- 32	**284**	**400**	**116**	**0.42**	**0.10**	**Secondary Zone**
	400	**674**	**274**	**0.42**	**0.26**	**Primary Zone**
DDHF- 41	**8**	**102**	**94**	**0.12**	**0.38**	**Leached Zone**
	102	**110**	**8**	**0.46**	**0.45**	**Oxide Zone**
	110	**120**	**10**	**1.62**	**0.46**	**Secondary zone**
	120	**604**	**484**	**0.66**	**0.91**	**Primary Zone**
including	**198**	**466**	**268**	**0.78**	**1.12**	**Primary Zone**
DDHF - 43	**334**	**428**	**94**	**0.78**	**0.27**	**Secondary Zone**

The remaining six core holes were drilled elsewhere on the property and are reported below.

Based on 2001 drilling and centered on the high-grade zone at La Fortuna, an inferred resource of 410 million tonnes grading 0.61 percent copper and 0.56 grams of gold per tonne was reported. This resource equates to approximately 5.5 billion pounds of copper and 7.4 million ounces of gold, at a cutoff grade of 0.4 percent copper. An updated resource estimate, incorporating this year's drill results, is scheduled for completion in August.

Mr. Ritch Hall, Metallica's CEO, stated, "DDHF-41 was a very pleasant surprise. Previous geological interpretation included a low-grade dike in the heart of the Fortuna deposit, however, DDHF-41 indicates that the low grade dike is not encountered until a depth of over 450 meters. This hole substantiates the tremendous grade and consistency throughout the La Fortuna deposit. In addition, holes DDHF-32 and DDHF-43 confirm the expanding secondary blanket. We are most anxious to receive an updated resource estimate from Noranda in August."

Noranda is the project operator and can earn a 70 percent interest in the El Morro project by completing work commitments of US$10 million and making a cash payment to Metallica of US$10 million prior to September 2005. Noranda is also required to complete a bankable feasibility study by September 2007, and if so requested by Metallica, Noranda shall lend to Metallica 70 percent of Metallica's 30 percent share of the capital required to develop the project.

The drill hole data and a summary of the drill results for all holes are as follows:

Drill Hole Data						
Core Holes	**East (UTM)**	**North (UTM)**	**Elevation (m)**	**Azimuth (deg)**	**Dip (deg)**	**Depth (m)**
DDHF – 32	413307	6833400	4197	211	-70	674
DDHF – 35	412823	6833035	4123	31	-65	568
DDHF – 40	412920	6833047	4141	33	-68	369
DDHF – 41	413465	6833153	4110	210	-69	726
DDHF – 42	412732	6832854	4061	30	-65	287
DDHF – 43	413402	6833581	4228	211	-70	441
DDHF – 44	412937	6833817	4135	28	-69	198
DDHF – 45	413044	6833648	4178	32	-72	405
DDHN – 20	411149	6832470	3921	34	-70	248
RVC Holes	**East (UTM)**	**North (UTM)**	**Elevation (m)**	**Azimuth (deg)**	**Dip (deg)**	**Depth (m)**
RCF – 020	412544	6833814	4070	40	-71	378
RCF – 021	413889	6833639	4222	0	-90	350
RCN – 008	411455	6832037	3956	207	-71	350
RCN – 009	411375	6831712	3925	211	-70	312
RCH – 01	410994	6834226	4081	232	-64	300
RCH – 02	411153	6833995	4085	222	-63	320

The following table presents results for other drill intervals above a 0.1 percent copper grade.

Drill Hole Results						
Hole No.	**From (m)**	**To (m)**	**Length(m)**	**Cu %**	**Au g/t**	**Comments**
DDHF- 35	**138**	**160**	**22**	**0.23**	**0.03**	**Secondary Zone**
	176	**232**	**56**	**0.17**	**0.04**	**Primary Zone**
	292	**310**	**18**	**0.27**	**0.01**	**Primary Zone**
DDHF- 40	**126**	**136**	**10**	**0.16**	**0.02**	**Secondary Zone**
DDHF- 44	**154**	**166**	**12**	**0.27**	**0.02**	**Secondary zone**
DDHF- 45	**210**	**240**	**30**	**0.33**	**0.04**	**Secondary zone**
RCF - 20	**0**	**88**	**88**	**0.13**	**0.12**	**Leached Zone**
RCF - 20	**88**	**108**	**20**	**0.54**	**0.14**	**Secondary Zone**
RCN – 9	**70**	**100**	**30**	**.11**	**0.09**	**Primary Zone**
RCN – 9	**198**	**208**	**10**	**.16**	**0.01**	**Primary Zone**

ALS/Bondar Clegg, of Coquimbo, Chile, using Gannet certified standards, has completed all of Noranda's analytical work on the project to date. The analytical method used is geochemical analysis for the copper and fire assay with an atomic absorption finish for the gold values. A quality control program, using project-specific standards and blank samples, is ongoing. The qualified person responsible for the design and conduct of the work performed is Michael Donnelly of Noranda Inc.

Metallica Resources is a Canadian precious metals exploration and development company focused on Latin America. The company is well funded and has 32.4 million common shares outstanding. Visit Metallica Resources' web site at www.metal-res.com and send e-mail to metallica@metal-res.com.

CONTACT: Ritch Hall, President and CEO, (303) 796-0229, Ext. 304

Exhibit B

METALLICA RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT

Item 1. Reporting Issuer:

Metallica Resources Inc.
c/o Metallica Management Inc.
3979 East Arapahoe Road, Suite 100
Littleton, Colorado 80122

Item 2. Date of Material Change

June 18, 2002

Item 3. Press Release

The press release attached as Exhibit "A" was released over Business Wire in the United States and BCE Emergis News Wire in Canada on June 18, 2002 pursuant to section 75(1) of the Act.

Item 4. Summary of Material Change

Metallica Resources Inc. reports results from the remaining nine diamond drill core and six reverse circulation rotary holes drilled by Noranda Inc. totaling 5,926 meters at Metallica's El Morro copper-gold project in Chile. A total of 15,368 meters were drilled in 40 holes at the El Morro project during the 2002 Andean summer drilling program. The 2002 drilling program has expanded the La Fortuna high-grade zone to the north and at depth, and has expanded the secondary copper blanket to the north and northwest of the high-grade zone. An updated resource estimate is anticipated to be received from Noranda in August 2002.

Item 5. Full Description of Material Change

The material change is described in the press release attached as Exhibit "A".

Item 6. Reliance on Section 75(3) of the Act

not applicable

Item 7. Omitted Information

not applicable

Item 8. **Senior Officers**

The following senior officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall
Metallica Resources Inc.
c/o Metallica Management Inc.
3979 East Arapahoe Road, Suite 100
Littleton, Colorado 80122

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at the Littleton, Colorado office on June 18, 2002.

"Richard J. Hall"
Richard J. Hall, President & CEO

The remaining six core holes were drilled elsewhere on the property and are reported below. Based on 2001 drilling and centered on the high-grade zone at La Fortuna, an inferred resource of 410 million tonnes grading 0.61 percent copper and 0.56 grams of gold per tonne was reported. This resource equates to approximately 5.5 billion pounds of copper and 7.4 million ounces of gold, at a cutoff grade of 0.4 percent copper. An updated resource estimate, incorporating this year's drill results, is scheduled for completion in August.

Mr. Ritch Hall, Metallica's CEO, stated, "DDHF-41 was a very pleasant surprise. Previous geological interpretation included a low-grade dike in the heart of the Fortuna deposit, however, DDHF-41 indicates that the low grade dike is not encountered until a depth of over 450 meters. This hole substantiates the tremendous grade and consistency throughout the La Fortuna deposit. In addition, holes DDHF-32 and DDHF-43 confirm the expanding secondary blanket. We are most anxious to receive an updated resource estimate from Noranda in August."

Noranda is the project operator and can earn a 70 percent interest in the El Morro project by completing work commitments of US$10 million and making a cash payment to Metallica of US$10 million prior to September 2005. Noranda is also required to complete a bankable feasibility study by September 2007, and if so requested by Metallica, Noranda shall lend to Metallica 70 percent of Metallica's 30 percent share of the capital required to develop the project.

The drill hole data and a summary of the drill results for all holes are as follows:

Drill Hole Data						
Core Holes	**East (UTM)**	**North (UTM)**	**Elevation (m)**	**Azimuth (deg)**	**Dip (deg)**	**Depth (m)**
DDHF – 32	**413307**	**6833400**	**4197**	**211**	**-70**	**674**
DDHF – 35	**412823**	**6833035**	**4123**	**31**	**-65**	**568**
DDHF – 40	**412920**	**6833047**	**4141**	**33**	**-68**	**369**
DDHF – 41	**413465**	**6833153**	**4110**	**210**	**-69**	**726**
DDHF – 42	**412732**	**6832854**	**4061**	**30**	**-65**	**287**
DDHF – 43	**413402**	**6833581**	**4228**	**211**	**-70**	**441**
DDHF – 44	**412937**	**6833817**	**4135**	**28**	**-69**	**198**
DDHF – 45	**413044**	**6833648**	**4178**	**32**	**-72**	**405**
DDHN – 20	**411149**	**6832470**	**3921**	**34**	**-70**	**248**
RVC Holes	**East (UTM)**	**North (UTM)**	**Elevation (m)**	**Azimuth (deg)**	**Dip (deg)**	**Depth (m)**
RCF – 020	**412544**	**6833814**	**4070**	**40**	**-71**	**378**
RCF – 021	**413889**	**6833639**	**4222**	**0**	**-90**	**350**
RCN – 008	**411455**	**6832037**	**3956**	**207**	**-71**	**350**
RCN – 009	**411375**	**6831712**	**3925**	**211**	**-70**	**312**
RCH – 01	**410994**	**6834226**	**4081**	**232**	**-64**	**300**
RCH – 02	**411153**	**6833995**	**4085**	**222**	**-63**	**320**

The following table presents results for other drill intervals above a 0.1 percent copper grade.

Drill Hole Results						
Hole No.	**From (m)**	**To (m)**	Length(m)	**Cu %**	**Au g/t**	**Comments**
DDHF- 35	138	160	22	0.23	0.03	**Secondary Zone**
	176	232	56	0.17	0.04	**Primary Zone**
	292	310	18	0.27	0.01	**Primary Zone**
DDHF- 40	126	136	10	0.16	0.02	**Secondary Zone**
DDHF- 44	154	166	12	0.27	0.02	**Secondary zone**
DDHF- 45	210	240	30	0.33	0.04	**Secondary zone**
RCF - 20	0	88	88	0.13	0.12	**Leached Zone**
RCF - 20	88	108	20	0.54	0.14	**Secondary Zone**
RCN – 9	70	100	30	.11	0.09	**Primary Zone**
RCN – 9	198	208	10	.16	0.01	**Primary Zone**

ALS/Bondar Clegg, of Coquimbo, Chile, using Gannet certified standards, has completed all of Noranda's analytical work on the project to date. The analytical method used is geochemical analysis for the copper and fire assay with an atomic absorption finish for the gold values. A quality control program, using project-specific standards and blank samples, is ongoing. The qualified person responsible for the design and conduct of the work performed is Michael Donnelly of Noranda Inc.

Metallica Resources is a Canadian precious metals exploration and development company focused on Latin America. The company is well funded and has 32.4 million common shares outstanding. Visit Metallica Resources' web site at www.metal-res.com and send e-mail to metallica@metal-res.com.

CONTACT: Ritch Hall, President and CEO, (303) 796-0229, Ext. 304